SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

Summary of 2008 1H Business Report

IV. Independent Auditor’s Opinion	27
1. Independent Auditor’s Opinion	27
a. Independent Auditor	27
b. Auditor’s audit or review opinion	27
2. Compensation to the Independent Auditor for the Past Three Years	27
a. Audit/Review Service	27
b. Compensation for Services Other than the Audit/Review	27

V. Corporate Governance and Affiliated Companies	28

1. Overview of Corporate Governance	28
a. About the Board of Directors	28
2. Related Companies	35
3. Investments in Other Companies	36

VI. Stock Information	37

1. Stock Distribution	37
a. Stock Information of the Largest Shareholder and Specially-Related Parties	37
b. Share Ownership of More Than 5%	37
c. Shareholder Distribution	37
2. Stock Price and Stock Market Performance for the Past Six Months	38
a. Domestic Stock Market	38
b. Foreign Stock Market (NYSE)	38

VII. Directors and Employee Information	39

1. Directors	39
2. Employee Status	39
3. Labor Union Membership	39
4. Number of Professional Personnel	39

VIII. Related Party Transactions	40

1. Transactions with Affiliated Parties	40
a. Capital Contribution Transactions	40

Exhibit A - Financial Statements	41

All financial information contained in this document (including the attached financial statements) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates;

3.	Joint development, marketing and use of facilities and computer system with the Affiliates; and

4.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.

(3)	All activities directly or indirectly related to the items listed above.

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Banking business as prescribed by the Banking Act

2.	Trust business

3.	Other authorized businesses

(2)	Kwangju Bank

1.	Banking business as prescribed by the Banking Act

2.	Foreign exchange business

3.	Trust business as prescribed under the Trust Business Act

4.	Other businesses related to the items listed above

5.	Other businesses permitted under applicable laws and regulations

(3)	Kyongnam Bank

1.	Banking business as prescribed under the Banking Act

2.	Trust business as prescribed under the Trust Business Act

3.	Other businesses related to the items listed above

4.	Other authorized businesses

(4)	Woori Investment & Securities

1.	Securities dealing

2.	Consignment sales of securities

3.	Brokering and/or proxy transactions of securities

4.	Underwriting of securities

5.	Offering of securities;

6.	Conscription for securities sales

7.	Brokering of securities in domestic and overseas securities markets

8.	Credit services related to securities trading

9.	Securities-backed loans

10.	Lending of securities

11.	Securities saving services

12.	Rating of securities and equity stakes

13.	Payment guarantees for principal and interests of corporate bonds

14.	Trustee services for bond offerings

15.	Trading and brokering of marketable certificates of deposits

16.	Lottery sales

17.	Real estate leasing

18.	Lending of securities, and related brokerage, arrangement and agency services

19.	Trading of leased securities and related brokerage, arrangement and agency services

20.	Depositary of securities

21.	Asset management and trustee services for securitization specialty companies under asset securitization regulations

22.	Underwriting, brokerage and agency services for securities issued on a private placement basis;

23.	Leasing and sales of IT systems and software related to securities business

24.	Advertisement in the form of electronic document

25.	Sales of indirect investment products

26.	Brokerage and proxy services for M&A transactions

27.	Agency services related to securities transactions

28.	Advisory and consulting services related to management, restructuring and financing

29.	Safe-deposit box service

30.	Training services related to securities and finance-related business

31.	Publication of journals and books

32.	Brokerage and advisory services related to leasing/sales of restructured real estate

33.	Sales of securities analysis

34.	Arrangement of loans to affiliated financial institutions

35.	Other businesses and activities related to the items listed above

36.	Other businesses approved by relevant regulatory agencies

(5)	Woori Aviva Life Insurance

1.	Life insurance and related businesses

•	Development and sale/operation of individual insurance and reinsurance products, including life insurance, accident insurance, illness insurance and pension insurance.

2.	Asset management using the following methods:

-	Acquisition and use of government bonds, municipal bonds, stocks, debentures or bonds issued by entities established pursuant to special laws

-	Acquisition and use of real estate

-	Loan services and discount of commercial notes

-	Savings with financial institutions

-	Placing of cash and securities in trusts

-	Other methods in accordance with insurance-related regulations

3.	Other insurance activities or other business activities permitted under the Insurance Business Act

(6)	Woori Credit Suisse Asset Management

1.	Creation/cancellation of investment trusts;

2.	Management of investment trust assets;

3.	Management of mutual funds;

4.	Sales and redemption of indirect investment securities;

5.	Investment advisory;

6.	Investment executions;

7.	Administration of invested companies;

8.	Futures trading;

9.	Call trading;

10.	Bill purchases;

11.	Domestic and global economy and capital markets research;

12.	Securities dealing;

13.	Publishing investment related books;

14.	Real estate leasing;

15.	Other activities approved by the Indirect Investment Asset Management Business Act; and

16.	Other businesses and activities related to the items listed above.

(7)	Woori Financial

1.	Rental business in connection with facilities, machineries, construction equipment, automobiles, ships, aircrafts, real estate and their rights;

2.	Yearly installment sales;

3.	Installment finance;

4.	New technology business finance;

5.	Credit and collateralized loans;

6.	Bill discounting;

7.	Acquisitioning, management and collection of account receivables;

8.	Acquisition of receivable of, or related Securities issued by, other finance or leasing companies relating to businesses listed in (1) through (7) above;

9.	Payment guarantee business;

10.	Securitized asset management under asset securitization regulations;

11.	Credit review and related activities in connection with businesses listed in (1) through (10) above;

12.	Real estate rental business;

13.	Corporate restructuring SPC business in accordance with the Industry Development Act;

14.	General partner of private equity funds investing in new technologies;

15.	Rental business for leased goods;

16.	Other businesses and activities related to the items listed above.

(8)	Woori Finance Information System

1.	Development, distribution and management of computer systems;

2.	Consulting services in computer installation and usage;

3.	Distribution, brokerage and lease of computer systems;

4.	Maintenance of computer-related equipment;

5.	Publication and distribution of IT-related reports and books;

6.	Educational services related to computer usage;

7.	Research and outsourcing information processing services;

8.	Internet-related businesses;

9.	Information processing, telecommunications and information distribution services;

10.	Manufacturing and distribution of audio-visual media;

11.	Information-processing operations and service systems; and

12.	All activities directly or indirectly related to the items listed above.

(9)	Woori F&I

1.	Purchase and disposition of ABSs, issued primarily to securitize distressed assets, pursuant to the Asset Securitization Law;

2.	Purchase and disposition of asset management companies that had been initially set up to manage distressed assets pursuant to the Asset securitization Law;

3.	Purchase and disposition of troubled assets;

4.	Investment activity with respect to indirect investment instruments under the Indirect Investment Asset Management Business Act and other investment activity with respect to other securities, bonds or similar financial assets under the Corporate Restructuring Promotion Act; and

5.	All businesses or activities directly or indirectly related to the businesses listed in 1 and 4.

(10)	Woori Private Equity

1.	Private equity business;

2.	Other asset management activities approved by the Indirect Investment Asset Management Business Act; and

3.	Other activities related to the items listed above.

(11)	Woori Third Asset Securitization Specialty Co., Ltd.

1.	Transfer, management and disposition of the securities and other assets (the “securitized assets”) and all rights related to the securitized assets of Hanvit Bank (now Woori Bank), Kyongnam Bank, and Woori Credit Card pursuant to the Asset Securitization Law;

2.	Offering and redemption of the securitized assets;

3.	Preparation and registration of asset securitization plans with the Financial Supervisory Service;

4.	Execution of agreements required for the asset securitization plan;

5.	Provisional borrowing and other similar procedures for ABS redemption;

6.	Investment of surplus funds; and

7.	Other activities related to the items listed above.

c.	Anticipated Business Expansion

In order to enter the insurance industry, Woori Finance Holdings formed a consortium with AVIVA and acquired a 91.65% stake in LIG Life Insurance and subsequently re-launched it as Woori Aviva Life Insurance on April 4, 2008 (Woori Finance Holdings’ stake: 51.0%; acquisition price: Won 76.3 billion).Woori Aviva Life Insurance will focus on providing comprehensive financial services to Woori Group customers by offering tailored products to meet their insurance demands.

2.	History of the Company

a.	Company History

(1)	Background: From the establishment and major developments.

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings Co., Ltd.

March 27, 2001	Incorporated as Woori Finance Holdings Co., Ltd. (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Hanvit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance, which was added as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

(2)	Related companies within the business group

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	11 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Third Asset Securitization Specialty
Woori CS Asset Management
Woori Investment & Securities
Woori Private Equity
Woori Financial
Woori Aviva Life Insurance

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	24 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
ZAO Woori Bank
Woori Bank (China) Limited
	Woori SB Asset Management	Woori F&I
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Securitization Specialty Co., Ltd
	Woori Private Equity Fund	Woori Private Equity
	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No. 2
Mars Private Equity Fund No. 3
Mars Private Equity Fund No. 4
Woori Investment Asia Pte. Ltd.
Woori Absolute Partners Pte. Ltd.

*

On March 5, 2007, Mars Private Equity Fund No. 2, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

*

On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2 nd tier subsidiaries as the company undertook a second capital reduction (the first capital reduction was as of Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

*	On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*	On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).
*	On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.
*	On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.
*

On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

*	On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.

*

On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

*	On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*	On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).
*

On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

*

On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

*	On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—

b.	Anticipated Changes in Capital

Not applicable

c.	Convertible Bonds

Not applicable

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of June 30, 2008	(units: shares	)

Items	Type
	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,560	2,560
Free float shares	806,012,780	806,012,780

b.	Capital and Price per Share

As of June 30, 2008	(units: Won, shares)

Type		Capital			Price per share
		Capital	Par value of issued shares	Par value of free float shares	Par value per share	Capital ÷ number of shares issued	Capital ÷ free float shares
Registered	Common Stock	4,030,076,700,000	4,030,076,700,000	4,030,063,900,000	5,000	5,000	5,000
Total		4,030,076,700,000	4,030,076,700,000	4,030,063,900,000	5,000	5,000	5,000

c.	Treasury Stock

As of June 30, 2008	(units: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 189-2	Common	—	—	—	—	—	—
	Preferred	—	—	—	—	—	—
Direct purchase other than the conditions under Sub-section 1, section 189-2	Common	2,560	—	—	—	2,560	—
	Preferred	—	—	—	—	—	—
Subtotal	Common	2,560	—	—	—	2,560	—
	Preferred	—	—	—	—	—	—
Indirect acquisition from trust agreement	Common	—	—	—	—	—	—
	Preferred	—	—	—	—	—	—
Total	Common	2,560	—	—	—	2,560	—
	Preferred	—	—	—	—	—	—

*	Woori Financial Holdings acquired additional treasury shares in respect of fractional shares resulting from share exchange for Woori Securities.

d.	Status of Employee Stock Option Program

Not applicable

5.	Voting Rights

As of June 30, 2008	(units: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares	—
Stocks without voting rights	Common Shares	—
	Preferred Shares	—
Stocks with limited voting rights under the Securities & Exchange Law	—	2,560	Treasury stock
Stocks with voting rights restored	—	—
Stocks with voting rights	Common Shares	806,012,780
	Preferred Shares	—

6.	Dividend Information

a.	Dividend information for the past three years

(Non-consolidated)

Items	2007	2006	2005
Par value per share (Won)	5,000	5,000	5,000
Net profit (Won in Millions)	1,943,560	2,029,319	1,688,221
Earnings per share (Won)	2,411	2,518	2,099
Profit available for dividend distribution (Won in Millions)	6,274,968	5,017,365	3,514,715
Total cash payout (Won in Millions)	201,503	483,608	322,405
Total stock dividends (Won in Millions)	—	—	—
Propensity to cash dividends (%)	10.37	23.83	19.10
Cash dividend yield (%)
Common Shares	1.29	2.71	1.98
Preferred Shares	—	—	—
Stock dividend yield (%)
Common Shares	—	—	—
Preferred Shares	—	—	—
Cash dividend per share (Won)
Common Shares	250	600	400
Preferred Shares	—	—	—
Stock dividend per share (Won)
Common Shares	—	—	—
Preferred Shares	—	—	—

*	The above figures have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

II.	Description of Business

1.	Business Overview

a.	Organizational Chart

As of June 30, 2008

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of Operations

(1)	Source of Funds

(units: millions of Won)

Items	2008 1H	2007	2006
Shareholders’ Equity	13,549,429	13,062,368	11,933,072
Capital	4,030,077	4,030,077	4,030,077
Capital Surplus	188,106	187,554	187,955
Retained Earnings	7,821,798	7,058,249	5,597,545
Capital Adjustments	1,509,448	1,786,488	2,117,495
Borrowings	2,662,816	2,129,288	1,860,449
Debentures	2,645,871	2,116,679	1,847,591
Bank Borrowings	—	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	16,945	12,609	12,858

Total	16,212,245	15,191,656	13,793,521

*	The figures for fiscal years 2006 and 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

(2)	Use of Funds

(units: millions of Won)

Items	2008 1H	2007		2006
Subsidiary Stock	15,800,133	15,062,711	*	13,591,413
Woori Bank	12,515,240	12,196,954	*	11,297,882
Kyongnam Bank	1,146,439	923,555		794,984
Kwangju Bank	889,171	726,256		630,995
Woori Financial Information System	8,264	10,080		11,245
Woori F&I	134,876	144,746		124,874
Woori 3rd Asset Securitization Specialty	—	1,885		24,317
Woori Investment & Securities	728,859	735,983		649,355
Woori CS Asset Management (formerly Woori Asset Management)	46,367	49,895		47,655
Woori Private Equity	12,708	11,949		10,106
Woori Financial	243,646	261,408		—
Woori Aviva Life Insurance	74,563	—		—
Investment Securities	—	—		—
Loan Obligations	—	—		49,750
Tangible Assets	384	438		630
Intangible Assets	15	20		30
Cash	330,857	32,502		89,724
Other Assets	80,876	95,985		61,974

Total	16,212,245	15,191,656	*	13,793,521

*	The appraised value of our subsidiary stock changed in fiscal year 2007 due the restatement of Woori Bank’s financial statements for fiscal year 2007.
-	The figures for fiscal years 2006 and 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
-	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

c.	Transactions related to Commission Fees

(units: millions of Won)

Category	2008 1H	2007	2006
Commission Revenue (A)	0	0	0
Commission Expense (B)	5,210	5,916	7,613

Commission Profit (A-B)	(5,210)	(5,916)	(7,613)

3.	Other Information Relevant to Investment Decisions

a.	BIS Ratio

(units: millions of Won)

Items	2008 1H	2007	2006
Total Capital (A)	21,477,455	20,102,976	—
Risk weighted assets (B)	194,542,164	174,367,585	—

BIS Ratio (A/B)	11.04%	11.53%	—

*	BIS ratio = (total capital / risk weighted assets) X 100
*	The consolidated figures for the first half of 2008 are estimates. The figures for fiscal year 2007 have not been restated to reflect changes in the accounting standards.
*	Applied since January 1, 2007.

b.	Credit ratings for the Past Three Years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2005.06.07		BBB	S&P (AAA ~ D)	Case evaluation
2005.06.09	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.06.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2005.09.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2005.09.20	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.10.24		BBB+	Fitch Rating (AAA ~ D)	Case evaluation
2006.08.10		Baa2	Moody’s (Aaa ~ C)	Case evaluation
2006.09.07		Baa1	Moody’s (Aaa ~ C)	Case evaluation
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation
2007.08.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.08.17	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation

c.	Won-denominated Current Ratio

(units: millions of Won)

Items	2008 1H	2007	2006
Current Assets (A)	331,329	32,874	117,037
Current Liabilities (B)	216,091	12,207	12,496

Current Ratio (A/B)	153.33%	269.30%	936.60%

*	Current ratio
=	assets with maturity of less than 3 months
liabilities with maturity of less than 3 months

d.	Foreign Currency-denominated Current Ratio

(units: millions of Won)

Items	2008 1H	2007	2006
Current Assets (A)	—	—	—
Current Liabilities (B)	—	—	—

Current Ratio (A/B)	—	—	—

*	Current ratio
=	assets with maturity of less than 3 months
liabilities with maturity of less than 3 months

e.	Debt Ratio

(units: millions of Won)

Items	2008 1H	2007	2006
Liabilities (A)	2,662,816	2,129,288	1,860,449
Equity (B)	13,549,429	13,062,368	11,933,072

Debt Ratio (A/B)	19.65%	16.30%	15.59%

*	The figures for fiscal years 2006 and 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

f.	Change in the Use of Funds from Issuances of Debentures (No.20-1 and 20-2)

Items	Payment date	Payment amount	Previous plan for use of funds	Revised plan for use of funds
Debentures (No. 20-1)	April 14, 2008	Won 160 billion	- Capital increase of Kwangju Bank (Won 80 billion) and Kyongnam Bank (Won 100 billion) - Interest payments on debentures: Won 120 billion - Working capital: Won 30 billion	- Interest payments on debentures: Won 120 billion - Working capital: Won 210 billion
Debentures (No. 20-2)	April 14, 2008	Won 170 billion
Total	—	Won 330 billion	—	—

*	On April 14, 2008, Woori Finance Holdings issued debentures of Won 330 billions for use in its operations, including participating in the capital increase of Kwangju Bank and Kyongnam Bank and making interest payments on debentures. However, the plan for use of such funds was revised as indicated in the table above. We decided to use our internal funds to participate in the capital increase of Kwangju Bank and Kyongnam Bank.

III.	Financial Information

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of Won)

Items	2008 1H	2007	2006	2005	2004
Cash and Due from Banks	330,857	32,502	89,724	104,072	56,099
Securities	15,800,132	15,062,711	13,591,413	11,751,678	9,436,975
Loans	0	0	49,750	109,450	218,641
Tangible Assets	365	438	630	119	228
Other Assets	80,891	96,005	62,004	66,464	36,101

Total Assets	16,212,245	15,191,656	13,793,521	12,031,783	9,748,044

Borrowings	0	0	0	0	120,000
Debentures	2,645,871	2,116,679	1,847,591	2,296,203	2,154,637
Other Liabilities	16,945	12,609	12,858	18,216	25,354

Total Liabilities	2,662,816	2,129,288	1,860,449	2,314,419	2,299,991

Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	3,982,278
Capital Surplus	188,106	187,554	187,955	142,608	170,960
Capital Adjustment	(55,907)	(55,812)	(55,854)	(52,747)	(48,254)
Other Comprehensive Income	1,565,355	1,842,300	2,173,349	1,705,463	1,014,215
Retained Earnings	7,821,798	7,058,249	5,597,545	3,891,963	2,328,854

Total Stockholder’s Equity	13,549,429	13,062,368	11,933,072	9,717,364	7,448,053

Operating Income	1,060,077	2,080,957	2,031,611	1,867,488	1,922,849
Operating Profit	963,249	1,939,374	1,893,248	1,687,964	1,259,874
Net Profit before Tax	961,772	1,943,561	2,029,319	1,688,221	1,261,925
Net profit	961,772	1,943,561	2,029,319	1,688,221	1,261,925

*	The figures for fiscal years 2004 to 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

2.	Condensed Financial Statements (Consolidated)

(units: millions of Won)

Items	2007	2006	2005	2004	2003
Cash and Due from Banks	14,984,541	10,674,977	11,224,015	6,530,065	6,471,855
Securities	48,228,254	46,313,960	37,693,090	29,175,271	27,006,678
Loans	167,635,411	140,854,505	106,937,970	91,482,647	86,077,297
Tangible Assets	2,638,774	2,561,391	2,472,727	2,410,106	2,253,714
Other Assets	16,165,322	11,592,497	6,215,046	7,003,875	6,958,176

Total Assets	249,652,302	211,997,330	164,542,848	136,601,964	128,767,720

Deposits	146,583,312	129,022,868	107,087,990	92,148,907	89,049,625
Borrowings	66,040,316	54,111,207	37,116,858	27,910,757	25,008,773
Other Liabilities	22,011,382	15,438,450	9,233,038	7,837,020	9,011,022

Total Liabilities	234,635,010	198,572,525	153,437,886	127,896,684	123,069,420

Common Stock	4,030,077	4,030,077	4,030,077	3,982,278	3,877,525
Consolidated Capital Surplus	187,555	187,955	142,608	170,960	57,844
Consolidated Capital Adjustment	(55,812)	(55,854)	(52,747)	(48,254)	(59,353)
Consolidated Other Comprehensive Income	1,842,294	2,173,342	1,705,456	1,014,211	474,322
Consolidated Retained Earnings	7,058,249	5,601,869	3,896,255	2,333,145	1,152,053
Minority Interest	1,954,929	1,487,416	1,383,313	1,252,940	195,909

Total Stockholder’s Equity	15,017,292	13,424,805	11,104,962	8,705,280	5,698,300

Operating Revenue	26,650,125	19,895,975	14,564,520	13,542,554	10,696,247
Operating Income	2,915,662	2,748,368	2,004,494	1,137,600	57,719
Net Profit before Tax	2,923,217	2,913,712	2,145,704	1,192,574	231,062
Aggregated Net Profit	2,114,360	2,189,207	1,833,521	1,261,052	52,374
Net Profit for Majority Shareholders	1,939,238	2,029,319	1,688,221	1,261,925	56,279
Net Profit for Minority Shareholders	175,122	159,888	145,300	(873)	(3,905)
No. of Companies Consolidated	30	24	21	24	15

*	The figures for fiscal years 2003 to 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

3.	Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for the past three years by classification

(units: millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2008 2Q	Loans	—	—	—
	Total	—	—	—
2007	Loans	—	—	—
	Total	—	—	—
2006	Loans	50,000	250	0.5%
	Total	50,000	250	0.5%

(2)	Change in Loan Loss Reserves for the past three years

(units: millions of Won)

Item	2008 1H	2007	2006
1. Initial loan loss reserves balance	0	250	550
2. Net credit costs	—	0	0
1) Write-offs	—	0	0
2) Recovery of written-off assets	—	0	0
3) Other changes	—	0	0
Recovery of credit costs	—	(250)	(300)

Ending loan loss reserve balance	0	0	250

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2008 1H	2007 1H	2007	2006
Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)

b.	Auditor’s Audit or Review Opinion

Item	2008 1H	2007 1H	2007	2006
Auditor	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)
Auditor’s Opinion	—	—	Unqualified Opinion	Unqualified Opinion

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit/Review Services

(units: millions of Won, hours)

Year	Auditor	Activity	Compensation	Accrued Time (hrs)
2008 1H	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	360	2,138
2007	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	340	4,936
2006	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	320	5,210

b.	Compensation for Services Other than the Audit/Review

(units: in millions of Won, unless otherwise indicated)

Year	Contract Date	Activity	Period	Comp.	Note
2008 1H	—	—	—	—	—
2007	2008.01.24	US GAAP and SOX Auditing	Dec 2007 ~ May 2008	3,530	Deloitte Anjin
2006	2006.12.15	US GAAP and SOX Auditing	Dec 2007 ~ May 2008	3,530	Deloitte Anjin

V.	Corporate Governance and Affiliated Companies

1.	Overview of the Corporate Governance

a.	About the Board of Directors

(1)	Board of Directors

A.	Duties of Boards of Directors

1.	The Board of Directors shall consist of directors and shall determine matters that are subject to the authority of the Board of Directors under the relevant laws and regulations.

2.	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits.

B.	Information Regarding the Board of Directors

•	The following information was stated in the notice to the shareholders of the annual general meeting and details of the agenda filed in Korea on March 11 and 12, 2008

➢	Third Resolution: Appointment of Non-Standing Directors to serve as Audit Committee Members

Name	Date of Birth	Term / Appointment	Career & Academic Background	Relationship with Largest Shareholder	Transactions with the Company in the Past Three Years
Pyoung Wan Har	Aug. 22, 1945	1 year / Re-appointment

- Current) Consultant of The Federation of Korean Industries

- Head of Bank Department, Bank of Korea

- Bachelor of Business Administration, Sungkyunkwan University

- Master of Business Administration, Yonsei University

				None	None

Kwang-Dong Kim	Jun. 12, 1948	1 year / Re-appointment

- Current) Professor of College of Economics & Business Administration, Cheongju University

- Ambassador of the Korean Embassy in the Federative Republic of Brazil

- Bachelor of Political Science and International Studies, Yonsei University

- Institut International d’Administration Publique

				None	None

Bong Soo Park	Dec. 24, 1948	1 year / Re-appointment

- Current) Executive Advisor at the Korea Institute for International Economics Policy

- Chief Director of Korea Technology Credit Guarantee Fund

- Bachelor of Business Administration, Seoul National University

- Master of Economics, George Washington University

				None	None

In Bong Ha	Jan. 30, 1950	1 year / Re-appointment

- Current) Professor of School of Economics and Trade, Kyungpook National University

- President of the Institute of Korean Business Administration and Economy

- Bachelor of Geology, Kyungpook National University

- Master of Economics, Kyungpook National University

- Ph.D. in Economics, University of Minnesota

				None	None

Myoung-Soo Choi	Aug. 5, 1957	1 year / Re-appointment	- Current) Director General of Fund Management & Planning Department at KDIC - President of Resolution & Finance Corporation - Bachelor of Economics, Kyonggi University	Employee	None

Min Joon Bang	Oct. 29, 1950	1 year / New appointment	- Current) Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University	None	None

Hi Taek Shin	Aug. 6, 1952	1 year / New appointment

- Current) Professor of College of Law, Seoul National University

- Lawyer, Kim & Chang Law Firm

- Bachelor of Laws, Seoul National University

- Master of Laws, Seoul National University

- J.S.D at Yale Law School

				None	None

•	The following information was stated in the notice to the shareholders of the extraordinary general meeting and details of the agenda filed in Korea on June 10 and 11, 2008

➢	First Resolution: Appointment of an executive director

Name	Date of Birth	Term / Appointment	Career & Academic Background	Relationship with Largest Shareholder	Transactions with the Company in the Past Three Years
Pal-Seung Lee	Feb. 2 1944	3 years / New appointment

- Chief Executive Officer of Woori Investment & Securities

- Executive managing director of Hanil Bank

- Representative director of Seoul Philharmonic Orchestra

- Advanced Innovative Management (AIM) Course, KAIST

- Masters of Business Administration, Korea University

- Bachelor of Law, Korea University

				None	None

C.	Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and Article 5 of the non-standing director candidate nomination committee regulations, a non-standing director is recommended by the non-standing director candidate nomination committee and elected at a shareholders’ meeting.

*	Article 42 (Committees)

1.	We currently have the following management committees serving under the board of directors:

(a)	Board of Directors Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee

D.	Committees within Board of Directors

Name	Position	Notes
Board of Directors Management Committee	Pal-Seung Lee Pyoung Wan Har Kwang-Dong Kim Bong-Soo Park Inbong Ha	Chairman/CEO Pal-Seung Lee heads this committee consisting of the heads of the sub-committees.

Business Development and Compensation Committee	Pyoung Wan Har Bong-Soo Park Hi Taek Shin	Non-standing director Pyoung Wan Har heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Pal-Seung Lee Pyoung Wan Har Bong-Soo Park Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	Chairman/CEO Pal-Seung Lee heads this committee. The committee consists of the Chairman/CEO, CFO and no fewer than three non-standing directors.

Standing Directors Committee	Pal-Seung Lee	Chairman/CEO Pal-Seung Lee heads the committee consisting of all executive directors.

Ethics Committee	Pal-Seung Lee Kwang-Dong Kim Min Joon Bang Myoung-Soo Choi Inbong Ha	Non-standing director Kwang-Dong Kim heads this committee consisting of all executive directors and no fewer than two non-standing directors.

Outside Directors Recommendation Committee	Pal-Seung Lee Pyoung Wan Har Kwang-Dong Kim Min Joon Bang Inbong Ha	Non-standing director Inbong Ha heads this committee consisting of the Chairman/CEO and no fewer than three non-standing directors.

MOU Evaluation Committee	Pal-Seung Lee Bong-Soo Park Pyoung Wan Har Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	Chairman/CEO Pal-Seung Lee heads this committee consisting of the entire board of directors.

Audit Committee	Bong-Soo Park Pyoung Wan Har Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	All non-standing directors are members of audit committee

Audit Committee Member Candidate Recommendation Committee	Bong-Soo Park Pyoung Wan Har Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	Non-standing director Inbong Ha heads this committee consisting of all non-standing directors.

E.	Stock Options

As of June 30, 2008	(units: Won, shares)

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing price
Byung Chul Yoon	Standing director	2002.12.04	Common	100,000	95,000	5,000	0	18,059
Kwang Woo Chun	Standing director	2002.12.04	Common	80,000	76,000	4,000	0	18,059
Euoo Sung Min	Standing director	2002.12.04	Common	80,000	0	80,000	0	18,059
Hwan Kyu Park	Non-standing dir.	2002.12.04	Common	40,000	0	2,000	38,000	18,059
Ki Chul Han	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	18,059
Tae Ho Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	18,059
Won Gihl Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	18,059
Nam Hong Cho	Standing director	2002.12.04	Common	10,000	9,500	500	0	18,059
Sang Chul Lee	Standing director	2002.12.04	Common	10,000	9,500	500	0	18,059
Jae Woong Lee	Standing director	2002.12.04	Common	10,000	0	500	9,500	18,059
Gae Min Lee	Standing director	2002.12.04	Common	10,000	9,500	500	0	18,059
Kwang Sun Chung	Standing director	2002.12.04	Common	10,000	0	10,000	0	18,059
Hae-Seok Suh	Standing director	2002.12.04	Common	10,000	0	500	9,500	18,059
Duk Hoon Lee	Director of related company	2002.12.04	Common	80,000	76,000	4,000	0	18,059
Jong Wook Kim	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	18,059
Jin Kyu Park	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	18,059
Jong Ku Min	Director of related company	2002.12.04	Common	30,000	0	30,000	0	18,059
Jong Hwee Lee	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,059
Dong Myun Suh	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	18,059
Ki Shin Kim	Director of related company	2002.12.04	Common	30,000	18,000	1,500	10,500	18,059
Young Seok Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,059
Byung Kil Choi	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,059

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Young Ho Park	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,059
Tae Woong Chung	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,059
Dong Chan Bae	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,059
Dae Hwan Kim	Director of related company	2002.12.04	Common	10,000	9,500	500	0	18,059
Young Ha Kim	Director of related company	2002.12.04	Common	10,000	5,500	500	4,000	18,059
Young Yong Kim	Director of related company	2002.12.04	Common	10,000	3,500	500	6,000	18,059
Taik Su Han	Director of related company	2002.12.04	Common	10,000	9,500	500	0	18,059
Sang Im Park	Director of related company	2002.12.04	Common	10,000	9,500	500	0	18,059
Joon Ho Hahm	Director of related company	2002.12.04	Common	10,000	4,750	500	4,750	18,059
Joon Ho Lee	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,059
Joo Sun Yeom	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	18,059
Ga Seok Chae	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	18,059
Sung Wook Park	Director of related company	2002.12.04	Common	5,000	4,750	250	0	18,059
Ki Seok Kim	Director of related company	2002.12.04	Common	5,000	0	250	4,750	18,059
Jae Ki Hong	Director of related company	2002.12.04	Common	5,000	4,750	250	0	18,059
Sam Su Pyo	Director of related company	2002.12.04	Common	40,000	38,000	2,000	0	18,059
Jung Rak Chun	Director of related company	2002.12.04	Common	30,000	0	30,000	0	18,059
Won Chul Hwang	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	18,059
Jong Hwee Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	18,059
Sung Hoo Kwak	Director of related company	2002.12.04	Common	15,000	0	15,000	0	18,059
Seok Hwan Lee	Director of related company	2002.12.04	Common	15,000	0	15,000	0	18,059
Seok Hee Hwang	Director of related company	2002.12.04	Common	40,000	0	40,000	0	18,059
Choong Wan Lee	Director of related company	2002.12.04	Common	35,000	0	35,000	0	18,059
Ki Sang Chung	Director of related company	2002.12.04	Common	30,000	0	30,000	0	18,059

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Ki Joong Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	18,059
Kwang Suh Koo	Director of related company	2002.12.04	Common	15,000	0	15,000	0	18,059
In Kee Baek	Director of related company	2002.12.04		30,000	28,500	1,500	0	18,059
Seung Yang Han	Director of related company	2002.12.04		15,000	0	15,000	0	18,059
Keun Soo Yook	Director of related company	2002.12.04		15,000	0	15,000	0	18,059
Ki Jong Chung	Director of related company	2002.12.04	Common	5,000	4,750	250	0	18,059
Hun Il Nam	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,059
Young Soo Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,059
Jin Ho Yoon	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	18,059
Seok Koo Yoon	Director of related company	2002.12.04	Common	15,000	14,250	750	0	18,059
Ji Yeon Joo	Director of related company	2002.12.04	Common	15,000	14,250	750	0	18,059
Ho Hyun Lee	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	18,059
Chan Kook Chung	Director of related company	2002.12.04	Common	15,000	14,250	750	0	18,059
Duk Yoon Kim	Director of related company	2002.12.04	Common	15,000	12,250	750	2,000	18,059
Young Wook Kim	Director of related company	2002.12.04	Common	15,000	9,250	750	5,000	18,059
Dae Kyu Ko	Director of related company	2002.12.04	Common	15,000	10,250	750	4,000	18,059
Total	—	—	—	1,560,000	1,013,500	420,000	126,500	—

*	Weighted average exercise price for exercisable options: Won 10,079

1.	Cancelled options reflect the deductions as stipulated in the stock option agreement for failure to meet the substandard and below loan ratio target.

2.	Exercise period: December 5, 2005 to December 4, 2008

3.	Exercise Price:

60% of granted = Won 11,921 {6,800*(1+Rate of return of the banking industry index)}

40% of granted = Won 6,800

2.	Related Companies

Woori Finance Holdings Co., Ltd
Woori Bank (100%)
Kwangju Bank (99.99%)
Kyongnam Bank (99.99%)
Woori Investment & Securities (30.60%)
Woori CS Asset Management (70%)
Woori Financial (50.11%)
Woori Aviva Life Insurance (51%)
Woori Private Equity (100%)
Woori F&I (100%)
Woori Finance Information System (100%)
Woori 3rd SPC (100%)
Woori Credit Information (100%)
Woori America Bank (100%)
PT Woori Bank Indonesia (95.18%)
Korea BTL Infrastructure Fund (100%)
Woori Global Markets Asia Ltd. (100%)
ZAO Woori Bank (100%)
Woori Bank (China) Limited (100%)
Woori Futures (100%)
Woori Investment & Securities International Ltd (London) (100%)
Woori Investment & Securities (H.K.) Ltd (100%)
Woori Investment & Securities America, Inc (100%)
Mars Private Equity Fund No.1 (52.94%)
Mars Private Equity Fund No.2 (8.89%)
Mars Private Equity Fund No.3
Mars Private Equity Fund No.4
Woori Investment Asia Pte. Ltd. (100%)
Woori Absolute Partners PTE.Ltd (100%)
Woori Private Equity Fund (61.05%)
Woori SB Asset Management (51.00%)
Woori F&I Fifth Asset Securitization Specialty Co. Ltd (100%)
Woori F&I Sixth Asset Securitization Specialty Co. Ltd (100%)
Woori F&I Seventh Asset Securitization Specialty Co. Ltd (100%)
Woori F&I Eighth Asset Securitization Specialty Co. Ltd (100%)
Woori SB Tenth Asset Securitization Specialty Co., Ltd (50% + 1 share)

3.	Investments in Other Companies

As of June 30, 2008	(units: thousands of shares, millions of Won, %)

Type	Name	Beginning Balance			Changes [1]		Ending Bal.			Latest Net Income [2]		Note (Equity Method Gain/Loss)
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
DOMESTIC	Woori Bank	635,957	100.0	12,196,954	—	318,286	635,957	100.0	12,515,240	1,777,423	[3]	778,153
	Kwangju Bank	44,080	99.9	726,256	—	162,915	49,413	99.9	889,171	112,651		71,418
	Kyongnam Bank	51,800	99.9	923,555	—	222,884	58,050	99.9	1,146,439	160,974		127,749
	Woori Finance Info Sys.	900	100.0	10,080	—	(1,816)	900	100.0	8,264	261		(1,816)
	Woori F&I	2,000	100.0	144,746	—	(9,870)	2,000	100.0	134,876	40,349		14,065
	Woori 3rd SPC	2	100.0	1,885	—	(1,885)	2	100.0	—	(141)		(75)
	Woori Investment & Securities	46,325	35.0	735,983	—	(7,124)	46,325	35.0	728,859	325,858		48,970
	Woori CS Asset Management	4,663	70.0	49,895	—	(3,528)	4,663	70.0	46,367	14,351		5,566
	Woori Private Equity	2,000	100.0	11,949		759	2,000	100.0	12,708	1,856		649
	Woori Financial	8,500	50.1	261,408	—	(17,762)	8,500	50.1	243,646	745		(16,942)
	Woori Aviva Life Insurance	—	—	—	3,060	74,563	3,060	51.0	74,563	6,927		190
	Foreign	—	—	—	—	—	—	—	—	—		—

	Total	796,227		15,062,711	3,060	737,422	810,870	—	15,800,133	2,441,254		1,027,927

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.
2.	The latest net income is for the fiscal year ended December 31, 2007, except for Woori Credit Suisse Asset Management and Woori Investment & Securities for which the latest net income is for the fiscal year ended March 31, 2008. Woori Financial’s net income is calculated on a post-acquisition basis.
3.	The beginning balance for Woori Bank changed due to the restatement of its financial statements.
-	The figures have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
-	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.
4.	Woori Aviva Life Insurance was included as a subsidiary as of April 4, 2008.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of the Largest Shareholder and Specially-Related Parties

As of June 30, 2008	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Largest S/H	Common	588,158,609	72.97	—	—	588,158,609	72.97
Total		Common	588,158,609	72.97	—	—	588,158,609	72.97
		Preferred	—	—	—	—	—	—

		Total	588,158,609	72.97	—	—	588,158,609	72.97

b.	Share Ownership of More Than 5%

As of June 30, 2008	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	588,158,609	72.97	—	—	588,158,609	72.97

Total		588,158,609	72.97	—	—	588,158,609	72.97

c.	Shareholder Distribution

As of May 30, 2008

Items	Shareholder number	Ratio(%)	Number of shares	Ratio(%)
Total Minority Shareholders	48,672	99.99	209,298,533	25.97
Minority Shareholders (Companies)	1,399	2.87	181,025,191	22.46
Minority Shareholders (Individual)	47,273	97.12	28,273,342	3.51
Largest Shareholders, etc.	1	—	588,158,609	72.97
Main Shareholders	—	—	—	—
Total Other Shareholders	1	—	8,554,661	1.06
Others Shareholders (Companies)	1	—	8,554,661	1.06
Others Shareholders (Individuals)	—	—	—	—
Others	1	—	3,537	—

Total	48,675	100.0	806,015,340	100.0

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period	January	February	March	April	May	June
Common stock
High	19,200	17,950	17,250	19,800	20,950	19,150
Low	17,150	17,050	15,600	17,900	18,900	16,650
Monthly Trade Volume	71,283,825	37,965,025	56,656,540	68,141,636	54,297,787	44,350,536

b. Foreign Stock Market (NYSE)

(units: US Dollars, ADR)

Period	January	February	March	April	May	June
ADR
High	62.04	57.45	53.00	60.42	61.01	55.53
Low	54.09	53.34	46.97	55.21	55.16	47.80
Monthly Trade Volume	264,100	123,100	87,100	80,500	95,400	118,400

VII.	Directors and Employee Information

1.	Directors

Position	Name	Common Stocks Owned (As of June 30, 2008)	Note
Chairman and CEO	Pal-Seung Lee
Registered		—	Mr. Lee was newly appointed on June 27, 2008
Senior Managing Director	Kyung Dong Kim
Non-Registered		—
Senior Managing Director	Seong Mok Park
Non-Registered		—
Senior Managing Director	Dongil Kim
Non-Registered		—
Senior Managing Director	Gongpil Choi
Non-Registered		—	Mr. Choi was newly appointed on July 1, 2008
Managing Director	Inchul Park
Non-Registered			Mr. Park was newly appointed on July 1, 2008
Managing Director	Sook Kyo Kwon
Non-Registered			Ms. Kwon was newly appointed on July 1, 2008
Managing Director	Jong-Oun Kim
Non-Registered			Mr. Kim was newly appointed on July 2, 2008
Non-standing Director	Pyoung Wan Har
Registered		1,110
Non-standing Director	Kwang-Dong Kim
Registered		160
Non-standing Director	Bong-Soo Park
Registered		870
Non-standing Director	Inbong Ha
Registered		1,310
Non-standing Director	Min Joon Bang
Registered		—
Non-standing Director	Hi Taek Shin
Registered		—
Non-standing Director	Myoung-Soo Choi
Registered		—

2.	Employee Status

As of June 30, 2008	(units: persons, thousands of Won)

Items	Staff				Average Tenure Years	Cumulative Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	79	—	1	80	3 years	2,292,989	28,662	—
Female	14	—	8	22	3 years and 1 month	260,611	11,846	—

Total	93	—	9	102	3 years	2,553,600	25,035	—

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	Deputy Director and below
Actual Members	21
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

4.	Number of Professional Personnel

Items	Number	Responsibilities	Remarks
CPA	3	Financial accounting

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Capital Contribution Transactions

(units: shares)

Name	Relation	Capital Contributions and Share Disposals
		Type of Shares	Transactions				Notes
			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	635,956,580	—	—	635,956,580
Kwangju Bank	Subsidiary	Common stock	44,080,000	5,333,333	—	49,413,333
Kyongnam Bank	Subsidiary	Common stock	51,800,000	6,249,944	—	58,049,944
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	2,000,000	—	—	2,000,000
Woori Third Asset Securitization Specialty	Subsidiary	Invested Shares	2,000	—	—	2,000
Woori Investment & Securities (formerly known as LG Investment & Securities)	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori CS Asset Management (formerly known as LG Investment Trust Management)	Subsidiary	Common Stock	4,663,400	—	—	4,663,400
Woori Private Equity	Subsidiary	Common Stock	2,000,000			2,000,000
Woori Financial	Subsidiary	Common Stock	8,499,955	—	—	8,499,955
Woori Aviva Life Insurance	Subsidiary	Common Stock	—	3,060,000	—	3,060,000

Total			796,226,916	14,643,277	—	810,870,193

Note: Woori Finance Holdings participated in the capital increase of Kwangju Bank and Kyongnam Bank.

EXHIBIT A

FINANCIAL STATEMENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: August 15, 2008	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND SIX MONTHS

ENDED JUNE 30, 2008 AND 2007

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Audit—Tax—Consulting—Financial Advisory—

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.:

We have reviewed the accompanying non-consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) as of June 30, 2008 and the related non-consolidated income statements for the three months and six months ended June 30, 2008 and 2007 and non-consolidated changes in shareholders’ equity and cash flows for the six months ended June 30, 2008 and 2007, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews. We did not review the financial statements of Woori Investment Securities Co., Ltd., a subsidiary of the Company, which statements reflect total assets constituting 4.50% ((Won)729 billion) of total assets as of June 30, 2008 and the financial statements of Woori Financial Co., Ltd., a subsidiary of the Company, which statements reflect total assets constituting 1.50% ((Won)244 billion) of total assets as of June 30, 2008. The financial statements of Woori Investment Securities Co., Ltd. and Woori Financial Co., Ltd for the six months ended June 30, 2008 were reviewed by other auditors, KPMG Samjong Accounting Corp., and our opinion, insofar as it relates to the amounts included for Woori Investment Securities Co., Ltd. and Woori Financial Co., Ltd. are based solely on the reports of the other auditors.

We conducted our reviews in accordance with standards for review of interim financial statement in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea (See Note 2).

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2007 and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated March 7, 2008, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2007, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet except the effect stated in Note 2.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows or changes in shareholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

August 6, 2008

Notice to Readers

This report is effective as of August 6, 2008, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions)				(In thousands)
ASSETS
Cash and bank deposits (Notes 14 and 16)	(Won)	330,857	(Won)	32,502	US$	317,095	US$	31,150
Investment securities accounted for using the equity method of accounting (Notes 3 and 14)		15,800,133		15,062,711		15,142,930		14,436,181
Fixed assets (Note 4)		365		438		350		420
Other assets (Notes 5 and 16)		80,891		96,005		77,524		92,012

	(Won)	16,212,246	(Won)	15,191,656	US$	15,537,899	US$	14,559,763

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Debentures, net of discounts (Notes 6 and 14)	(Won)	2,645,871	(Won)	2,116,679	US$	2,535,817	US$	2,028,636
Other liabilities (Notes 8 and 16)		16,945		12,609		16,240		12,085

		2,662,816		2,129,288		2,552,057		2,040,721

SHAREHOLDERS’ EQUITY
Common stock (Note 9)		4,030,077		4,030,077		3,862,447		3,862,447
Capital surplus (Note 3)		188,106		187,554		180,282		179,753
Capital adjustments (Notes 3 and 9)		(55,908)		(55,813)		(53,583)		(53,491)
Accumulated other comprehensive income (Notes 3 and 18)		1,565,356		1,842,301		1,500,245		1,765,670
Retained earnings:
Legal reserve		783,300		580,181		750,719		556,048
Voluntary reserve		6,160,000		4,530,000		5,903,776		4,341,576
Retained earnings before appropriations (Notes 3 and 9)		878,497		1,948,068		841,956		1,867,039

		7,821,797		7,058,249		7,496,451		6,764,663

		13,549,428		13,062,368		12,985,842		12,519,042

	(Won)	16,212,246	(Won)	15,191,656	US$	15,537,899	US$	14,559,763

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Korean won								Translation into U.S. dollars (Note 2)
	2008				2007				2008				2007
	Three months		Six months		Three months		Six months		Three months		Six months		Three months		Six months
	(In millions, except for income per share data)								(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 15)	(Won)	461,402	(Won)	1,056,760	(Won)	644,058	(Won)	1,558,735	US$	442,210	US$	1,012,804	US$	617,269	US$	1,493,900
Interest income (Note 16)		2,996		3,317		1,992		3,490		2,872		3,179		1,909		3,345
Reversal of allowance for doubtful accounts		—		—		25		200		—		—		24		192

		464,398		1,060,077		646,075		1,562,425		445,082		1,015,983		619,202		1,497,437

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 15)		7,338		18,833		—		72		7,033		18,050		—		69
Interest expense		33,154		62,255		22,928		45,928		31,774		59,665		21,974		44,018
Fees		3,054		5,210		917		1,678		2,927		4,993		879		1,608
General and administrative (Notes 13, 14 and 16)		5,349		10,530		5,101		10,656		5,127		10,092		4,889		10,213

		48,895		96,828		28,946		58,334		46,861		92,800		27,742		55,908

OPERATING INCOME		415,503		963,249		617,129		1,504,091		398,221		923,183		591,460		1,441,529

NON-OPERATING INCOME		67		110		217		282		64		105		208		270

NON-OPERATING EXPENSES		74		1,587		22		27		71		1,521		21		26

INCOME BEFORE INCOME TAX		415,496		961,772		617,324		1,504,346		398,214		921,767		591,647		1,441,773

INCOME TAX EXPENSE (Note 11)		—		—		—		—		—		—		—		—

NET INCOME	(Won)	415,496	(Won)	961,772	(Won)	617,324	(Won)	1,504,346	US$	398,214	US$	921,767	US$	591,647	US$	1,441,773

NET INCOME PER COMMON SHARE (Note 17)	(Won)	515	(Won)	1,193	(Won)	766	(Won)	1,866	US$	0.49	US$	1.14	US$	0.73	US$	1.79

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

Korean won	Common stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
	(In millions)
January 1, 2007 (Reported)	(Won)	4,030,077	(Won)	84,488	(Won)	(19)	(Won)	2,220,981	(Won)	5,597,546	(Won)	11,933,073
The cumulative effect of changes in accounting policy		—		103,467		(55,835)		(47,632)		—		—

January 1, 2007 (Adjusted)		4,030,077		187,955		(55,854)		2,173,349		5,597,546		11,933,073
Net income		—		—		—		—		1,504,346		1,504,346
Dividend		—		—		—		—		(483,608)		(483,608)
Valuation using the equity method on subsidiaries		—		(20)		—		(138,683)		(496)		(139,199)

June 30, 2007	(Won)	4,030,077	(Won)	187,935	(Won)	(55,854)	(Won)	2,034,666	(Won)	6,617,788	(Won)	12,814,612

January 1, 2008 (Reported)	(Won)	4,030,077	(Won)	84,488	(Won)	(19)	(Won)	1,891,648	(Won)	7,145,883	(Won)	13,152,077
The cumulative effect of changes in accounting policy		—		103,066		(55,794)		(49,347)		(87,634)		(89,709)

January 1, 2008 (Adjusted)		4,030,077		187,554		(55,813)		1,842,301		7,058,249		13,062,368
Net income		—		—		—		—		961,772		961,772
Dividend		—		—		—		—		(201,504)		(201,504)
Valuation using the equity method on subsidiaries		—		552		(95)		(276,945)		3,280		(273,208)

June 30, 2008	(Won)	4,030,077	(Won)	188,106	(Won)	(55,908)	(Won)	1,565,356	(Won)	7,821,797	(Won)	13,549,428

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

Translation into U.S. dollars (Note 2)	Common stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
	(In thousands)
January 1, 2007 (Reported)	US$	3,862,447	US$	80,974	US$	(18)	US$	2,128,600	US$	5,364,717	US$	11,436,720
The cumulative effect of changes in accounting policy		—		99,163		(53,513)		(45,650)		—		—

January 1, 2007 (Adjusted)		3,862,447		180,137		(53,531)		2,082,950		5,364,717		11,436,720
Net income		—		—		—		—		1,441,773		1,441,773
Dividend		—		—		—		—		(463,492)		(463,492)
Valuation using the equity method on subsidiaries		—		(19)		—		(132,915)		(475)		(133,409)

June 30, 2007	US$	3,862,447	US$	180,118	US$	(53,531)	US$	1,950,035	US$	6,342,523	US$	12,281,592

January 1, 2008 (Reported)	US$	3,862,447	US$	80,974	US$	(17)	US$	1,812,964	US$	6,848,652	US$	12,605,020
The cumulative effect of changes in accounting policy		—		98,779		(53,474)		(47,294)		(83,989)		(85,978)

January 1, 2008 (Adjusted)		3,862,447		179,753		(53,491)		1,765,670		6,764,663		12,519,042
Net income		—		—		—		—		921,767		921,767
Dividend		—		—		—		—		(193,123)		(193,123)
Valuation using the equity method on subsidiaries		—		529		(92)		(265,425)		3,144		(261,844)

June 30, 2008	US$	3,862,447	US$	180,282	US$	(53,583)	US$	1,500,245	US$	7,496,451	US$	12,985,842

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	961,772	(Won)	1,504,346	US$	921,767	US$	1,441,773
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on valuation using the equity method of accounting		18,833		72		18,050		69
Interest expense (amortization of discounts on debentures)		736		607		705		582
Provision for severance benefits		403		358		386		343
Depreciation		100		148		96		142
Amortization		5		7		5		7
Stock-based Compensation		—		128		—		123
Gain on valuation using the equity method of accounting		(1,056,760)		(1,558,735)		(1,012,804)		(1,493,900)
Reversal of allowance for doubtful accounts		—		(200)		—		(192)

		(1,036,683)		(1,557,615)		(993,562)		(1,492,826)

Changes in operating assets and liabilities:
Decrease in other receivable		417		518		400		496
Decrease (increase) in accrued income		(82)		238		(79)		228
Decrease in prepaid expenses		62		90		59		86
Increase in advance payments		(19)		(15)		(18)		(14)
Retirement benefits payment		(138)		(522)		(132)		(500)
Decrease in employee retirement insurance deposit		—		374		—		358
Decrease in post-retirement pension plan assets		136		—		130		—
Increase in other payables		384		253		368		242
Increase (decrease) in accrued expenses		3,690		(1,947)		3,537		(1,866)
Decrease in withholdings		(139)		(96)		(133)		(92)
Decrease in Income tax refund receivables		512		—		490		—
Dividends on investment securities accounted for the equity method		283,101		533,358		271,326		511,173

		287,924		532,251		275,948		510,111

Net cash provided by operating activities		213,013		478,982		204,153		459,058

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loans	(Won)	—	(Won)	40,000	US$	—	US$	38,337
Collection of guarantee deposits		14,000		—		13,418		—
Acquisition of investment securities accounted for using the equity method accounting		(255,584)		—		(244,953)		—
Acquisition of fixed assets		(27)		(105)		(26)		(101)
Acquisition of intangible assets		—		(1)		—		(1)

Net cash provided by (used in) investing activities		(241,611)		39,894		(231,561)		38,235

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in debentures in local currency		528,456		—		506,475		—
Payment of dividends		(201,503)		(483,608)		(193,122)		(463,492)

Net cash provided by (used in) financing activities		326,953		(483,608)		313,353		(463,492)

NET INCREASE IN CASH AND BANK DEPOSITS		298,355		35,268		285,945		33,801

CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		32,502		89,724		31,150		85,992

CASH AND BANK DEPOSITS, END OF THE PERIOD	(Won)	330,857	(Won)	124,992	US$	317,095	US$	119,793

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions; Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 11 subsidiaries and 24 2nd-tier subsidiaries as of June 30, 2008.

Upon incorporation, the Company’s stock amounted to (Won)3,637,293 million, consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of June 30, 2008, the Company’s stock amounted to (Won)4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 588,158,609 shares (72.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The structure of the Company and its significant subsidiaries as of June 30, 2008 and December 31, 2007 is as follows:

	Subsidiaries	2008		2007		Financial statements as of
Parent companies		Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	635,956,580	100.0	June. 30
“	Kyongnam Bank(*1)	58,049,944	99.9	51,800,000	99.9	June. 30
“	Kwangju Bank(*1)	49,413,333	99.9	44,080,000	99.9	June. 30
“	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	June. 30
“	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	June. 30
“	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	June. 30
“	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	June. 30
“	Woori Credit Suisse Asset Management Co., Ltd.	4,663,400	70.0	4,663,400	70.0	June. 30
“	Woori Private Equity Co., Ltd.	2,000,000	100.0	2,000,000	100.0	June. 30
“	Woori Financial Co., Ltd.	8,499,955	50.1	8,499,955	50.1	June. 30
“	Woori Aviva Life Insurance Co.,Ltd. (*2)	3,060,000	51.0	—	—	June. 30
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	June. 30	(*5)
“	Woori America Bank	10,500,000	100.0	10,500,000	100.0	June. 30	(*5)
“	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	June. 30	(*5)
“	Korea BTL Infrastructure Fund (*3)	—	—	24,233,666	100.0	June. 30
“	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	June. 30	(*5)
“	Woori Bank (China) Limited	—	100.0	—	100.0	June. 30	(*5)
“	ZAO Woori Bank	19,999,999	100.0	19,999,999	100.0	June. 30	(*5)

	Subsidiaries	2008		2007		Financial statements as of
Parent companies		Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)
Woori F&I Co., Ltd.	Woori SB Asset Management Co., Ltd.	408,000	51.0	408,000	51.0	June. 30
“	Woori F&I Fifth Asset Securitization Specialty	182,500	100.0	182,500	100.0	June. 30
“	Woori F&I Sixth Asset Securitization Specialty	98,780	100.0	98,780	100.0	June. 30
“	Woori F&I Seventh Asset Securitization Specialty	105,300	100.0	105,300	100.0	June. 30
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	June. 30
“	Woori Investment Securities Int’l Ltd.	5,788,000	100.0	5,788,000	100.0	June. 30	(*5)
“	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	June. 30	(*5)
“	Woori Investment Securities America, Inc.	300	100.0	300	100.0	June. 30	(*5)
“	LG Investments Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	June. 30	(*5)
“	High Technology Venture Investment	208,000	42.9	208,000	42.9	June. 30	(*5)
“	Global Technology Investment	592,000	50.0	592,000	50.0	June. 30	(*5)
“	MARS First Private Equity Fund	18,000,000	52.9	13,500,000	52.9	June. 30	(*5)
“	MARS Second Private Equity Fund	2,507	8.9	2,418	8.9	June. 30	(*5)
“	Connacht Capital Market Investment	15,000,000	100.0	15,000,000	100.0	June. 30	(*5)
“	Woori Investment Asia Pte. Ltd.	50,000,000	100.0	50,000,000	100.0	June. 30	(*5)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund (*1)(*4)	167,934	61.0	128,296	61.0	June. 30
Woori Private Equity Fund	Kumho Investment Bank	7,100,000	41.4	7,100,000	41.4	June. 30
“	Woori EL, Ltd.	3,000	100.0	3,000	100.0	June. 30

(*1)	The investees increased their capital for the six months ended June 30, 2008. As a result, the number of shares owned increased.
(*2)	On April 4, 2008, the Company acquired 3,060,000 shares (51.0%) of Woori Aviva Life Insurance Co., Ltd. (“WooriAviva”) by (Won)75,584 million and it has been included in consolidation scope of the Company.
(*3)	Due to the amendment to Enforcement Decree of the Act on External Audit of Corporations, Korea BTL Infrastructure Fund was excluded from consolidation and accounted for using the equity method for the six months ended June 30, 2008.
(*4)	Since total value of Woori Private Equity Fund’s assets as of December 31, 2007 exceeded (Won)7 billion, it has been included in the consolidation scope of the Company.
(*5)	The financial statements as of the fiscal date are not reviewed.

(3)	General information pertaining to the Company’s subsidiaries as of June 30, 2008 does not differ materially from that as of December 31, 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, cash flows or changes in shareholders’ equity, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of (Won)1,043.40 to US$ 1.00 at June 30, 2008, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

The accounting policies, which have been adopted in preparing the accompanying non-consolidated financial statements, do not differ materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2007 except for the following:

a.	Adoption of new statements of Korea Accounting Standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has been issuing new accounting standards that replaces the existing Korea Financial Accounting Standards (“KFAS”) and has issued SKASs No.1 to No.25. The Company had adopted SKASs No.1 to No.25 before the beginning of the 2008. No SKASs have been newly adopted for the six months ended June 30, 2008.

Significant SKASs amended are summarized below.

1) Amendment to SKAS No.15 “Investments in Associates”

Amended SKAS No. 15 “Investments in Associates” requires that net income or loss and net assets on separate financial statements of a parent company equal to the investor’s share of those on consolidated financial statements unless the carrying amount of an investment in an associate falls below zero as a result of reflecting the associate’s losses. In addition, investment differences arisen from additional acquisition, disposes and capital contribution with consideration of the subsidiary shall be included in capital surplus or capital adjustments. As a result of this amendment, capital surplus and retained earnings increased by (Won)103,066 million and (Won)590 million, respectively, and capital adjustments and accumulated other comprehensive income decreased by (Won)55,794 million and (Won)49,346 million, respectively, for the year ended December 31, 2007.

b.	Amendment to Interpretation for Derivatives

Woori Bank recorded credit derivatives sold as confirmed acceptances and guarantees for the year ended December 31, 2007, but as the Interpretation for Derivatives has been amended for the six months ended June 30, 2008, Woori Bank has changed its accounting policy and a portion of credit derivatives sold is stated at fair value. Due to the change of Woori Bank’s accounting policy, the Company adjusted financial statements for the prior period retroactively and investment securities accounted for using the equity method of accounting and gain on valuation using the equity method of accounting decreased by (Won)88,224 million, respectively, for the year ended December 31, 2007.

3.	INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Changes in investment securities accounted for using the equity method of accounting for the six months ended June 30, 2008 and the year ended December 31, 2007 are as follows (Korean won in millions):

<2008>	Jan. 1, 2008		Gain (loss) on valuation using the equity method		Other comprehensive income		Dividends		Other increase (decrease)		Jun. 30, 2008
Woori Bank	(Won)	(*1)12,196,954	(Won)	788,153	(Won)	(273,025)	(Won)	(200,326)	(Won)	3,484	(Won)	12,515,240
Kyongnam Bank		923,555		127,749		(4,685)		—		99,820		1,146,439
Kwangju Bank		726,256		71,418		11,497		—		80,000		889,171
WFIS		10,080		(1,816)		—		—		—		8,264
Woori F&I		144,746		14,065		(3,732)		(20,174)		(29)		134,876
Woori 3rd SPC		1,885		(75)		(2,030)		—		220		—
Woori Investment Securities		735,983		48,970		(5,515)		(50,957)		378		728,859
Woori CS		49,895		5,566		—		(9,094)		—		46,367
Woori PE		11,949		649		210		—		(100)		12,708
Woori Financial		261,408		(16,942)		1,546		(2,550)		184		243,646
Woori Aviva		—		190		(1,211)		—		75,584		74,563

	(Won)	15,062,711	(Won)	1,037,927	(Won)	(276,945)	(Won)	(283,101)	(Won)	259,541	(Won)	15,800,133

<2007>	Jan. 1, 2007		Gain (loss) on valuation using the equity method		Other comprehensive income		Dividends		Other increase (decrease)		Dec. 31, 2007
Woori Bank	(Won)	11,297,882	(Won)	1,640,365	(Won)	(320,585)	(Won)	(424,818)	(Won)	4,110	(Won)	(*1)12,196,954
Kyongnam Bank		794,984		161,933		(2,384)		(30,976)		(2)		923,555
Kwangju Bank		630,995		115,542		(2,653)		(18,029)		401		726,256
WFIS		11,245		937		—		(2,250)		148		10,080
Woori F&I		124,874		40,001		(6,367)		(14,146)		384		144,746
Woori 3rd SPC		24,317		(140)		(22,431)		—		139		1,885
Woori Investment Securities		649,355		97,977		23,396		(34,744)		(1)		735,983
Woori CS		47,655		10,639		(5)		(8,394)		—		49,895
Woori PE		10,106		1,856		(12)		—		(1)		11,949
Woori Financial		—		(9,017)		(1,123)		—		271,548		261,408

	(Won)	13,591,413	(Won)	2,060,093	(Won)	(332,164)	(Won)	(533,357)	(Won)	276,726	(Won)	15,062,711

(*1)	Investment securities accounted for using the equity method of accounting for the year ended December 31, 2007 has been changed as a result of adjustment of Woori Bank’s financial statements for prior period in Note 2.

(2)	The details of other increase (decrease) for the six months ended June 30, 2008 and the year ended December 31, 2007 are as follows (Korean won in millions):

<2008>	Capital surplus		Capital adjustment		Retained earnings		Acquisition/ Others		Total
Woori Bank	(Won)	240	(Won)	—	(Won)	3,244	(Won)	—	(Won)	3,484
Kyongnam Bank		(180)		—		—		100,000		99,820
Kwangju Bank		—		—		—		80,000		80,000
Woori F&I		(29)		—		—		—		(29)
Woori 3rd SPC		—		—		—		220		220
Woori Investment Securities		—		342		36		—		378
Woori PE		521		(621)		—		—		(100)
Woori Financial		—		184		—		—		184
Woori Aviva		—		—		—		75,584		75,584

	(Won)	552	(Won)	(95)	(Won)	3,280	(Won)	255,804	(Won)	259,541

<2007>	Capital surplus		Capital adjustment		Retained earnings		Acquisition/ Others		Total
Woori Bank	(Won)	357	(Won)	—	(Won)	753	(Won)	3,000	(Won)	4,110
Kyongnam Bank		—		—		(2)		—		(2)
Kwangju Bank		—		—		—		401		401
WFIS		—		—		—		148		148
Woori F&I		—		—		—		384		384
Woori 3rd SPC		—		—		—		139		139
Woori Investment Securities		(1)		—		—		—		(1)
Woori PE		—		—		(1)		—		(1)
Woori Financial		357		42		—		271,149		271,548

	(Won)	713	(Won)	42	(Won)	750	(Won)	275,221	(Won)	276,726

(3)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the six months ended June 30, 2008 and the year ended December 31, 2007 are as follows (Unit: Korean won in millions):

	Jan. 1, 2008		Acquisition		Amortization		Jun. 30, 2008
Woori F&I	(Won)	66	(Won)	—	(Won)	2	(Won)	64
Woori Investment Securities		(2,355)		—		(67)		(2,288)
Woori Financial		182,544		—		19,215		163,329
Woori Aviva		—		36,539		1,827		34,712

	(Won)	180,255	(Won)	36,539	(Won)	20,977	(Won)	195,817

	Jan. 1, 2007		Acquisition		Amortization		Dec. 31, 2007
Woori F&I	(Won)	70	(Won)	—	(Won)	4	(Won)	66
Woori Investment Securities		(2,494)		—		(139)		(2,355)
Woori Financial		—		192,152		9,608		182,544

	(Won)	(2,424)	(Won)	192,152	(Won)	9,473	(Won)	180,255

(4)	The details of unrealized gain (loss) from transactions among subsidiaries for the six months ended June 30, 2008 are as follows (Korean won in millions):

	Jan. 1, 2008		Realized		Incurred		Jun. 30, 2008
Woori Bank	(Won)	(12,349)	(Won)	973	(Won)	(3,030)	(Won)	(14,406)
Kyongnam Bank		102		—		(90)		12
Kwangju Bank		10,306		(3,853)		—		6,453
WFIS		2,401		304		—		2,705
Woori F&I		(634)		—		—		(634)
Woori 3rd SPC		(139)		—		—		(139)
Woori Investment Securities		(129)		(398)		—		(527)
Woori Aviva		—		—		209		209

	(Won)	(442)	(Won)	(2,974)	(Won)	(2,911)	(Won)	(6,327)

(5)	The market value of Woori Investment Securities and Woori Financial are (Won)880,175 million ((Won)19,000 per share) and (Won)104,974 million ((Won)12,350 per share), respectively, as of June 30, 2008.

4.	FIXED ASSETS AND INTANGIBLE ASSETS

(1)	Changes in fixed assets for the six months ended June 30, 2008 and the year ended December 31, 2007 are as follows (Korean won in millions):

	Jan. 1, 2008		Acquisition		Disposition		Depreciation		Jun. 30, 2008
Furniture and equipment	(Won)	353	(Won)	9	(Won)	—	(Won)	88	(Won)	274
Leasehold improvements		58		18		—		12		64
Others		27		—		—		—		27

	(Won)	438	(Won)	27	(Won)	—	(Won)	100	(Won)	365

	Jan. 1, 2007		Acquisition		Disposition		Depreciation		Dec. 31, 2007
Furniture and equipment	(Won)	596	(Won)	39	(Won)	—	(Won)	282	(Won)	353
Leasehold improvements		34		43		—		19		58
Others		—		27		—		—		27

	(Won)	630	(Won)	109	(Won)	—	(Won)	301	(Won)	438

(2)	Changes in intangible assets for the six months ended June 30, 2008 and the year ended December 31, 2007 are as follows (Korean won in millions):

	Jan. 1, 2008		Acquisition		Amortization		Jun. 30, 2008
Software	(Won)	2	(Won)	—	(Won)	1	(Won)	1
Industrial property rights		18		—		4		14

	(Won)	20	(Won)	—	(Won)	5	(Won)	15

	Jan. 1, 2007		Acquisition		Amortization		Dec. 31, 2007
Software	(Won)	3	(Won)	—	(Won)	1	(Won)	2
Industrial property rights		27		2		11		18

	(Won)	30	(Won)	2	(Won)	12	(Won)	20

As of June 30, 2008 and December 31, 2007, accumulated amortization of software amounted to (Won)33 million and (Won)32 million, respectively, and accumulated amortization of industrial property rights amounted to (Won)73 million and (Won)69 million, respectively.

5.	OTHER ASSETS

Other assets as of June 30, 2008 and December 31, 2007 are as follows (Korean won in millions):

	2008		2007
Guarantee deposits (Note 16)	(Won)	26,019	(Won)	40,019
Other receivables (Notes 10 and 16)		552		969
Dividend receivables		53,649		53,869
Accrued income (Note 16)		453		372
Prepaid expenses		122		184
Advance payments		19		—
Income tax refund receivables		62		572
Intangible assets (Note 4)		15		20

	(Won)	80,891	(Won)	96,005

6.	DEBENTURES

Debentures in local currency as of June 30, 2008 and December 31, 2007 are as follows (Korean won in millions):

	Issuance date	Annual interest rate (%)	Maturity
				2008		2007
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008	(Won)	300,000	(Won)	300,000
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009		370,000		370,000
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		230,000		230,000
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010		250,000		250,000
The 16th bonds	Sep. 28, 2005	5.10	Sep. 28, 2008		200,000		200,000
The 18-1st bonds	Aug. 30, 2007	5.71	Aug. 30, 2010		250,000		250,000
The 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012		250,000		250,000
The 19-1st bonds	Dec. 6, 2007	6.63	Dec. 6, 2010		130,000		130,000
The 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012		140,000		140,000
The 20-1st bonds	Apr. 14, 2008	5.67	Apr. 14, 2011		160,000		—
The 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013		170,000		—
The 21th bonds	Jun. 24, 2008	6.55	Jun. 24, 2011		200,000		—

					2,650,000		2,120,000
Less: discounts					(4,129)		(3,321)

				(Won)	2,645,871	(Won)	2,116,679

(*)	All Debentures above are in terms of bullet repayment.

7.	ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to (Won)1,757 million and (Won)1,492 million as of June 30, 2008 and December 31, 2007, respectively.

The details of changes in the accrued severance benefits for the six months ended June 30, 2008 and the year ended December 31, 2007 are as follows (Korean won in millions):

	2008		2007
Beginning balance	(Won)	1,492	(Won)	2,363
Provision for severance benefits		403		892
Transfer from subsidiaries		—		100
Retirement indemnities payment		(138)		(1,863)

Ending balance	(Won)	1,757	(Won)	1,492

As of June 30, 2008 and December 31, 2007, the Company has deposited post-retirement pension plan assets at Woori Bank and the pension plan assets amounting to (Won)954 million and (Won)1,090 million, respectively, are presented as a deduction from accrued severance benefits. As of June 30, 2008, post-retirement pension plan assets consist of time deposits and beneficiary certificates amounted to (Won)859 million and (Won)95 million.

8.	OTHER LIABILITIES

Other liabilities as of June 30, 2008 and December 31, 2007 are as follows (Korean won in millions):

	2008		2007
Accrued severance benefits (Note 7)	(Won)	1,757	(Won)	1,492
Post-retirement pension plan assets (Notes 7 and 16)		(954)		(1,090)
Other payables (Note 16)		817		432
Accrued expenses (Note 10)		15,187		11,497
Withholdings		138		278

	(Won)	16,945	(Won)	12,609

9.	SHAREHOLDERS’ EQUITY

(1)	The authorized shares and issued shares of common stock as of June 30, 2008 and December 31, 2007 are as follows:

	2008		2007
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	(Won)	5,000	(Won)	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital, whenever dividends are declared.
(3)	The Company held 2,560 shares of treasury stock as of June 30, 2008 and December 31, 2007.
(4)	The changes in retained earnings from December 31, 2007 to June 30, 2008 are as follows (Korean won in millions):

	2008
Balance—December 31, 2007	(Won)	1,948,068
Appropriations:
Dividend		(201,503)
Legal reserve		(203,120)
Voluntary reserve		(1,630,000)
Increase by using the equity method of accounting		3,280
Net income for the six months ended June 30, 2008		961,772

Balance—June 30, 2008	(Won)	878,497

10.	STOCK-BASED COMPENSATION

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. In 2005, the exercise price of 60 percent of the total number of stock options granted was determined at (Won)11,921 based on the increase in the Korean Banking Industry Stock Index (Type A), and for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share and the number of stock options to be dependent by the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15% and 10%, respectively (Type B) was finally decided. In addition, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instruments. In connection with this, the Company revalued stock based compensation and recorded (Won)1,009 million of the stock-based payments as a liability as of June 30, 2008.

(2)	The summary of stock-based compensation granted as of June 30, 2008 is as follows:

	Type A		Type B
Settlement		Cash settlement		Cash settlement
Exercise price	(Won)	11,921	(Won)	6,800
Exercisable period		During the three-year period beginning after December 4, 2005
Initial granted number of rights		936,000 shares		624,000 shares
Cancelled number of rights		216,000 shares		204,000 shares
Exercised number of rights		639,000 shares		374,500 shares
Exercisable number of rights		81,000 shares		45,500 shares
Value per right	(Won)	6,138	(Won)	11,259
Stock-based compensation liabilities	(Won)	497 million	(Won)	512 million

(3)

Each subsidiary and 2nd-tier subsidiary is responsible for absorbing the respective stock-based compensation for its management. The subsidiaries and 2nd-tier subsidiary recorded the related cost as other payables amounting to (Won)552 million and the Company recorded the same amount as other receivables.

11.	INCOME TAX EXPENSE

(1)	Differences between net income before income tax and taxable loss for the six months ended June 30, 2008 and 2007 are as follows (Korean won in millions):

	2008			2007
Net income before income tax		(Won)	961,772		(Won)	1,504,346

Non-temporary differences:
Addition:
Entertainment expense in excess of tax limit	378			223

	378			223

Deduction:
Dividend income	(246,102)			(495,077)
Investment securities	(362,916)			(139,200)

	(609,018)		(608,640)	(634,277)		(634,054)

Temporary differences:
Addition:
Long-term receivables	356			519
Unsettled expense	2,673			1,308
Other	1,039			769

	4,068			2,596

Deduction:
Investment securities	(388,337)			(886,105)
Long-term accrued expenses	(450)			(511)
Other	(2,446)			(2,974)

	(391,233)		(387,165)	(889,590)		(886,994)

Taxable loss before donation adjustment			(34,033)			(16,702)
Excess donation expense			1,586			27

Taxable loss		(Won)	(32,447)		(Won)	(16,675)

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the six months ended June 30, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Jan. 1, 2008		Decrease		Increase		Jun. 30, 2008		Deferred tax assets (liabilities)
Investment securities	(Won)	(6,080,436)	(Won)	(390,081)	(Won)	(1,056,760)	(Won)	(6,747,115)	(Won)	(*1)(4,020)
Accrued expenses		2,188		2,188		2,673		2,673		735
Accrued severance benefits		970		136		308		1,142		314
Employee retirement deposits		(970)		(136)		(120)		(954)		(262)
Depreciation		4		1		7		10		3
Long-term receivables		(908)		(356)		—		(552)		(152)
Dividend receivable		—		—		220		220		61
Long-term accrued expenses		1,459		450		—		1,009		278
Other comprehensive income due to the equity method of accounting		(1,992,955)		(381,960)		(103,618)		(1,714,613)		(*1)(51,669)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		9,516
Accrued income		(367)		(367)		—		—		—

Total	(Won)	(8,036,411)	(Won)	(770,125)	(Won)	(1,157,290)	(Won)	(8,423,576)	(Won)	(45,196)

Tax loss carry-forwards	(Won)	262,991	(Won)	—	(Won)	32,447	(Won)	295,438	(Won)	81,245

<2007>	Jan. 1, 2007		Decrease		Increase		Jun. 30, 2007		Deferred tax assets (liabilities)
Investment securities	(Won)	(4,461,245)	(Won)	(533,927)	(Won)	(1,558,736)	(Won)	(5,486,054)	(Won)	(*1)(64,622)
Accrued expenses		2,153		2,153		1,308		1,308		360
Accrued severance benefits		1,418		377		389		1,430		393
Employee retirement deposits		(1,418)		(377)		(389)		(1,430)		(393)
Depreciation		178		53		2		127		35
Long-term receivables		(3,276)		(519)		—		(2,757)		(758)
Long-term accrued expenses		4,129		511		—		3,618		995
Other comprehensive income due to the equity method of accounting		(2,322,288)		(138,703)		—		(2,183,585)		(*1)(40,226)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		9,516

Total	(Won)	(6,745,745)	(Won)	(670,432)	(Won)	(1,557,426)	(Won)	(7,632,739)	(Won)	(94,700)

Tax loss carry-forwards	(Won)	219,103	(Won)	—	(Won)	16,675	(Won)	235,778	(Won)	64,839

(*1)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(3)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount (*1)		Utilized		Expiration		Remaining		Expiration Date
2003		48,398		—		—		48,398	Dec. 31, 2008
2004		22,414		—		—		22,414	Dec. 31, 2009
2005		112,068		—		—		112,068	Dec. 31, 2010
2006		22,324		—		—		22,324	Dec. 31, 2011
2007		57,787		—		—		57,787	Dec. 31, 2012
2008		32,447		—		—		32,447	Dec. 31, 2013

	(Won)	295,438	(Won)	—	(Won)	—	(Won)	295,438

(*1)	Adjusted based on the reported tax returns.

(4)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect to pay income tax payments, no deferred tax assets or liabilities are recorded in the financial statements.

12.	STATEMENTS OF CASH FLOWS

The transactions without cash flows for the six months ended June 30, 2008 and 2007 are as follows (Korean won in millions):

Transactions	2008		2007
Changes in other comprehensive income due to the equity method of accounting	(Won)	(276,945)	(Won)	(138,703)
Changes in retained earnings due to the equity method of accounting		3,280		(496)

13.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the six months ended June 30, 2008 and 2007 are summarized as follows (Korean won in millions):

	2008				2007
	Three months		Six months		Three months		Six months
Salaries, wages and bonuses (Note 16)	(Won)	2,891	(Won)	6,002	(Won)	2,569	(Won)	5,649
Provision for severance benefits (Notes 7 and 16)		244		403		204		358
Voluntary retirement benefits		—		—		177		177
Fringe benefits		309		651		178		463
Rent (Note 16)		203		408		599		1,182
Entertainment		251		456		195		338
Depreciation (Note 4)		45		100		76		148
Amortization (Note 4)		3		5		3		7
Taxes and dues		13		99		19		43
Advertising		138		144		21		153
Travel		146		252		107		217
Telecommunications		34		70		43		79
Service fees (Note 16)		671		1,178		545		1,087
Suppliers		28		59		50		77
Compensation expenses associated with stock option		—		—		—		128
Others (Note 16)		373		703		315		550

	(Won)	5,349	(Won)	10,530	(Won)	5,101	(Won)	10,656

14.	FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries as of June 30, 2008 are as follows (Korean won in millions):

	Total assets		Total liabilities		Total shareholders’ equity
Woori Bank	(Won)	216,593,131	(Won)	204,048,718	(Won)	12,544,413
Kyongnam Bank		21,721,326		20,574,700		1,146,626
Kwangju Bank		15,507,619		14,625,315		882,304
WFIS		240,194		234,782		5,412
Woori F&I		358,054		220,094		137,960
Woori 3rd SPC		53,670		53,890		(220)
Woori Investment Securities		18,499,393		15,912,185		2,587,208
Woori CS		77,196		10,957		66,239
Woori PE		1,747,999		1,387,627		360,372
Woori Financial		1,689,139		1,509,332		179,807
Woori Aviva		1,401,707		1,343,269		58,438

Total	(Won)	277,889,428	(Won)	259,920,869	(Won)	17,968,559

(2)	The condensed statements of operations of subsidiaries for the six months ended June 30, 2008 are as follows (Korean won in millions):

	Operating revenue		Operating expenses		Operating income (loss)		Income(loss) before Income tax		Net income (loss)
Woori Bank	(Won)	20,284,302	(Won)	19,269,956	(Won)	1,014,346	(Won)	1,077,573	(Won)	792,007
Kyongnam Bank		1,058,396		889,109		169,287		176,360		127,838
Kwangju Bank		596,421		502,256		94,165		97,444		71,559
WFIS		127,538		130,326		(2,788)		(2,671)		(2,120)
Woori F&I		32,823		16,327		16,496		20,419		14,031
Woori 3rd SPC		2		77		(75)		(76)		(76)
Woori Investments Securities		2,645,303		2,422,840		222,463		224,969		163,614
Woori CS		24,767		14,539		10,228		11,167		7,951
Woori PE		90,152		81,447		8,705		4,885		650
Woori Financial		110,445		101,199		9,246		9,390		7,329
Woori Aviva		224,380		221,411		2,969		4,991		4,338

	(Won)	25,194,529	(Won)	23,649,487	(Won)	1,545,042	(Won)	1,624,451	(Won)	1,187,121

(3)	Significant liabilities and assets of the Company and its subsidiaries as of June 30, 2008 are summarized as follows (Korean won in millions):

1)	Significant liabilities

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	—	(Won)	2,645,871	(Won)	2,645,871
Woori Bank		130,538,126		18,858,577		30,968,949		180,365,652
Kyongnam Bank		12,073,102		2,711,826		2,217,749		17,002,677
Kwangju Bank		10,693,924		2,341,369		1,023,602		14,058,895
WFIS		—		132,500		—		132,500
Woori F&I		—		196,500		—		196,500
Woori Investment Securities		2,189,355		10,934,883		998,243		14,122,481
Woori PE		929,161		357,019		58,576		1,344,756
Woori Financial		—		400,334		953,457		1,353,791
Woori Aviva		—		36,400		—		36,400

Total	(Won)	156,423,668	(Won)	35,969,408	(Won)	38,866,447	(Won)	231,259,523

2)	Significant assets

	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	330,857	(Won)	15,799,912	(Won)	—	(Won)	16,130,769
Woori Bank		9,414,766		29,180,285		160,230,776		198,825,827
Kyongnam Bank		1,013,322		3,648,188		13,741,269		18,402,779
Kwangju Bank		769,725		3,778,032		10,511,202		15,058,959
WFIS		4,771		69		—		4,840
Woori F&I		18,194		95,394		157,075		270,663
Woori 3rd SPC		264		53,405		—		53,669
Woori Investment Securities		2,772,177		11,959,477		1,872,937		16,604,591
Woori CS		58,584		302		3,918		62,804
Woori PE		239,635		706,053		480,999		1,426,687
Woori Financial		4,640		11,364		1,460,061		1,476,065
Woori Aviva		83,805		589,624		144,133		817,562

	(Won)	14,710,740	(Won)	65,822,105	(Won)	188,602,370	(Won)	269,135,215

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of June 30, 2008 are summarized as follows (Korean won in millions):

	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	162,391,078	(Won)	2,160,302	1.33
Kyongnam Bank		13,900,043		158,774	1.14
Kwangju Bank		10,635,947		124,745	1.17
Woori F&I		157,864		789	0.50
Woori Investment Securities		1,961,241		88,304	4.50
Woori CS		3,923		5	0.13
Woori PE		489,751		8,752	1.79
Woori Financial		1,473,297		13,236	0.90
Woori Aviva		147,183		3,050	2.07

Total	(Won)	191,160,327	(Won)	2,557,957	1.34

15.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES

Contributions to net income of the Company by subsidiaries for the six months ended June 30, 2008 and 2007 are as follows (Korean won in millions):

	2008		Ratio (%)	2007		Ratio (%)
Woori Bank	(Won)	788,153	75.9	(Won)	1,314,044	84.3
Kyongnam Bank		127,749	12.3		101,433	6.5
Kwangju Bank		71,418	6.9		71,064	4.6
WFIS		(1,816)	(0.2)		2,264	0.2
Woori F&I		14,065	1.4		28,809	1.8
Woori 3rd SPC		(75)	—		(72)	—
Woori Investment Securities		48,970	4.7		34,499	2.2
Woori CS		5,566	0.5		5,361	0.3
Woori PE		649	0.1		1,260	0.1
Woori Financial		(16,942)	(1.6)		—	—
Woori Aviva		190	—		—	—

Gain on valuation using the equity method of accounting, net of loss		1,037,927	100.0		1,558,662	100.0

Other income		3,427			3,973
Other expenses		79,582			58,289

Net income	(Won)	961,772		(Won)	1,504,346

16.	TRANSACTIONS WITH RELATED PARTIES

(1)	Assets and liabilities from transactions with the subsidiaries as of June 30, 2008 and December 31, 2007 are as follows (Korean won in millions):

	2008		2007		Account
<Assets>
Woori Bank	(Won)	330,857	(Won)	32,502	Cash and bank deposits
		25,994		25,994	Guarantee deposits
		485		593	Other receivables
		453		372	Accrued income
		954		1,090	Post-retirement pension plan assets
WFIS		—		63	Other receivables
Woori Credit Information		67		73	Other receivables
Woori SB		—		179	Other receivables

	(Won)	358,810	(Won)	60,866

<Liabilities>
Woori Bank		165		201	Other payables
WFIS		5		—	Other payables
		136		—	Accrued expenses

	(Won)	306	(Won)	201

(2)	Revenues and expenses from transactions with the subsidiaries for the six months ended June 30, 2008 and 2007 are as follows:

	2008		2007		Account
<Revenues>
Woori Bank	(Won)	2,189	(Won)	1,951	Interest income on deposits
Kyongnam Bank		—		430	Interest income on deposits
Kwangju Bank		—		323	Interest income on deposits
Woori F&I		—		781	Interest income on loans
Principal guaranteed trust accounts of Woori Bank		—		3	Interest income on deposits

	(Won)	2,189	(Won)	3,488

<Expenses>
Woori Bank	(Won)	318	(Won)	781	Rent
		—		350	Other administrative expenses
Woori Investment Securities		910		33	Other administrative expenses
		2		—	Interest expenses
WFIS		772		824	Service fees

	(Won)	2,002	(Won)	1,988

(3)	The Company compensated registered or non-registered directors, who have the authorities and responsibilities for the plan, management and control of the Company, operation for (Won)1,297 million of salaries and recorded (Won)37 million of provision for severance benefits for the six months ended June 30, 2008.

17.	EARNINGS PER COMMON SHARE

(1)	Basic net income per common share for the six months ended June 30, 2008 and 2007 are as follows (Korean won in millions, except for earnings per share data):

	2008				2007
	Three months		Six months		Three months		Six months
Net income on common shares	(Won)	415,496	(Won)	961,772	(Won)	617,324	(Won)	1,504,346
Weighted average number of common shares outstanding		806,012,780		806,012,780		806,012,784		806,012,784

Net income per common shares	(Won)	515	(Won)	1,193	(Won)	766	(Won)	1,866

(2)	Net income per common share for the year ended December 31, 2007 and for the three months ended March 31, 2008 are (Won)2,520 and (Won)678, respectively.

18.	COMPREHENSIVE INCOME STATEMENT

Comprehensive income statement for the six months ended June 30, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Net income	(Won)	961,772	(Won)	1,504,346
Valuation using the equity method on subsidiaries		(276,944)		(138,683)

Comprehensive income	(Won)	684,828	(Won)	1,365,663

19.	INSURANCE

As of June 30, 2008, the Company has insurance for liability of reparation of directors with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverage is (Won)50,000 million.

20.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.